                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D / A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             ON COMMAND CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    682160106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Elizabeth M. Markowski, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                               Englewood, CO 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP NO.  682160106
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LIBERTY MEDIA CORPORATION
         84-1288730
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         00
--------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                  7.       SOLE VOTING POWER
                           165 shares*
                  --------------------------------------------------------------
NUMBER OF
SHARES            8.       SHARED VOTING POWER
BENEFICIALLY               32,773,527 shares**
OWNED BY          --------------------------------------------------------------
EACH
REPORTING         9.       SOLE DISPOSITIVE POWER
PERSON WITH                165 shares*
                  --------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER
                           32,773,527 shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,773,692 shares
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         80.2%. Assumes the exercise of currently exercisable Series A Warrants and Series B Warrants and the conversion of Series D Preferred Stock. See Item 5.
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         HC, CO
--------------------------------------------------------------------------------


* Includes 40 shares of Common Stock which the Reporting Person would beneficially own upon the exercise of currently exercisable Series B Warrants.

** Includes (i) 1,123,792 shares of Common Stock which the Reporting Persons would beneficially own upon the exercise of currently exercisable Series A Warrants, (ii) 7,947,018 shares of Common Stock which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock, based on the initial aggregate liquidation preference thereof, and (iii) 924,665 shares of Common Stock which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock as a result of the conversion of the accrued and unpaid dividends on such stock. Pursuant to the terms of the Series D Preferred Stock, the shares of Series D Preferred Stock became convertible into shares of Common Stock on December 31, 2002, and may be converted into such shares of Common Stock at the holder's option at any time.

CUSIP NO.  682160106
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LIBERTY SATELLITE & TECHNOLOGY, INC.
         84-1299995
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         Not Applicable.
--------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                  7.       SOLE VOTING POWER
                           0 shares
                  --------------------------------------------------------------
NUMBER OF
SHARES            8.       SHARED VOTING POWER
BENEFICIALLY               32,773,527 shares*
OWNED BY          --------------------------------------------------------------
EACH
REPORTING         9.       SOLE DISPOSITIVE POWER
PERSON WITH                0 shares
                  --------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER
                           32,773,527 shares*
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,773,527 shares
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         80.2%. Assumes the exercise of currently exercisable Series A Warrants and the conversion of Series D Preferred Stock. See Item 5.
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         HC, CO
--------------------------------------------------------------------------------


* Includes (i) 1,123,792 shares of Common Stock which the Reporting Persons would beneficially own upon the exercise of currently exercisable Series A Warrants, (ii) 7,947,018 shares of Common Stock, which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock, based on the initial aggregate liquidation preference thereof, and (iii) 924,665 shares of Common Stock which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock as a result of the conversion of the accrued and unpaid dividends on such stock. Pursuant to the terms of the Series D Preferred Stock, the shares of Series D Preferred Stock became convertible into shares of Common Stock on December 31, 2002, and may be converted into such shares of Common Stock at the holder's option at any time.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 6 TO

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

                                       AND

                      LIBERTY SATELLITE & TECHNOLOGY, INC.

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                             ON COMMAND CORPORATION

         This amended statement on Schedule 13D/A (this "Amendment") amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty") and Ascent Entertainment Group, Inc., a Delaware corporation, formerly an indirect, wholly owned subsidiary of Liberty and currently a wholly owned subsidiary of LSAT, as defined below ("Ascent"), with the Securities and Exchange Commission (the "SEC") on April 7, 2000 (the "Original Statement"). The Original Statement was amended by Amendment No. 1 filed on February 26, 2002 ("Amendment No. 1") by Liberty, Amendment No. 2 filed on May 10, 2002 ("Amendment No. 2") by Liberty and Liberty Satellite & Technology, Inc., a Delaware corporation and a controlled subsidiary of Liberty ("LSAT" and, together with Liberty, the "Reporting Persons"), Amendment No. 3 filed on November 1, 2002 ("Amendment No. 3") by the Reporting Persons, Amendment No. 4 filed on January 24, 2003 ("Amendment No. 4") by the Reporting Persons, and Amendment No. 5 filed on February 13, 2003 ("Amendment No. 5") by the Reporting Persons. The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 are collectively referred to in this Amendment as the "Statement." The Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of On Command Corporation, a Delaware corporation (the "Issuer"). Items 2, 4, 5 and 7 of the Statement are hereby amended as set forth below. Capitalized terms not defined herein have the meanings given to such terms in the Statement.

         The Reporting Persons are filing this Amendment to report a change in the intent of Liberty.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

         "Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of
Liberty: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of Liberty, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

         During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

         "On March 31, 2003, Liberty sent an expression of interest to the Issuer regarding the possibility of Liberty acquiring all of the issued and outstanding shares of Common Stock of the Issuer that it does not already beneficially own. As proposed by Liberty, the Issuer's stockholders would receive .0787 of a share of the Series A common stock of Liberty (the "Liberty Series A Common Stock"), for each share of the Common Stock held by the Issuer's stockholders. The proposed share exchange ratio would represent a premium of approximately 10% over the closing price per share of the Common Stock on March 28, 2003. The proposed transaction, if consummated, would be effected by an as yet undetermined form of business combination.

         Consummation of the proposed transaction would be subject to, among other things, (i) the negotiation, execution and delivery of definitive documentation, (ii) the approval of Liberty's and the Issuer's respective boards of directors, (iii) the effectiveness of a registration statement for the Liberty Series A Common Stock to be issued in the transaction, (iv) the renegotiation of Issuer's current credit facilities to Liberty's reasonable satisfaction, (v) the receipt of any material required third party consents,
(vi) the receipt of any necessary regulatory approvals and (vii) the satisfaction or waiver of any closing conditions provided for in the definitive documentation.

         This summary of the offer letter to the board of directors of Issuer does not purport to be complete and is qualified in its entirety by reference to the complete text of the offer letter, which is included in this Amendment as
Exhibit 7(k).

         The Issuer has advised Liberty that a special committee of independent directors of the Issuer's board of directors was formed on April 2, 2003 to consider the transaction proposed by Liberty. According to a press release issued by the Issuer on April 2, 2003, the special committee intends to engage independent legal counsel and financial advisors and has plenary authority to respond to Liberty's proposal.

         Except as otherwise described in this Item 4, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors or controlling persons, have any current plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, each Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, each Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to such Reporting Person, developments with respect to the business of such Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer and the market price of securities of the Reporting Persons. Each Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer by any means, including, without limitation, in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The information contained in each of the following paragraphs of Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

         "(a) The Reporting Persons beneficially own, and may be deemed to share voting and dispositive power with respect to 32,773,527 shares of Common Stock. Based on the 30,858,340 shares of Common Stock that were issued and outstanding as of February 28, 2003 (as disclosed in the Issuer's Annual Report on Form 10-K filed on March 31, 2003 with the SEC) and the 9,995,475 shares issuable within 60 days hereof pursuant to outstanding warrants and convertible preferred stock held by the Reporting Persons, the 32,773,527 shares beneficially owned by the Reporting Persons represent, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, 80.2% of the issued and outstanding shares of Common Stock. Of such 32,773,527 shares beneficially owned by the Reporting Persons (i) 22,778,052 of such shares consist of issued and outstanding shares of Common Stock, (ii) 1,123,792 of such shares consist of shares of Common Stock issuable upon the exercise of currently exercisable Series A Warrants, (iii) 7,947,018 of such shares consist of shares of Common Stock issuable upon the conversion of 60,000 shares of Series D Preferred Stock, based on the initial aggregate liquidation preference thereof, which shares became convertible into shares of Common Stock on December 31, 2002, and may be converted into such shares of Common Stock at the holder's option at any time pursuant to the terms of the Certificate of Designations for the Series D Preferred Stock, and (iv) 924,665 of such shares consist of Common Stock issuable as a result of the conversion of accrued and unpaid dividends, pursuant to the terms of the Certificate of Designations for the Series D Preferred Stock. Each Series A Warrant represents the right to acquire one share of Common Stock, and each share of Series D Preferred Stock currently represents the right to acquire 132.4503 shares of Common Stock. The liquidation preference of the Series D Preferred Stock is equal to the stated value of such stock plus accrued and unpaid dividends. The total number of shares issuable upon conversion of the Series D Preferred Stock will be equal to the quotient of the liquidation preference, divided by $7.55, the initial conversion price of such shares, which price is subject to adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock.

         In addition, Liberty beneficially owns, and has sole voting and dispositive power with respect to 165 shares of Common Stock, which 165 shares represent a negligible percentage of the issued and outstanding shares of Common Stock. Of such 165 shares beneficially owned by Liberty (i) 125 of such shares consist of issued and outstanding shares of Common Stock, and (ii) 40 of such shares consist of shares of Common Stock issuable upon the exercise of currently exercisable Series B Warrants. Each Series B Warrant represents the right to acquire one share of Common Stock.

         To the knowledge of Liberty, as of the date of this Amendment, none of the Schedule 1 Persons beneficially owns any shares of Common Stock except (i) Jerome H. Kern, who beneficially owns 1,350,000 shares of Common Stock (assuming the conversion of 13,500 shares of Series A Preferred Stock held by Mr. Kern),
(ii) Paul A. Gould, who beneficially owns 50,800 shares of Common Stock (50,000 of which are issuable upon the exercise of options to acquire the same), (iii) Gary S. Howard, who beneficially owns 800 shares of Common Stock, and (iv) Elizabeth M. Markowski who owns 25,000 shares of Common Stock (15,000 of which are restricted and subject to repurchase under certain circumstances).

         To the knowledge of LSAT, as of the date of this Amendment, none of the
Schedule 2 Persons beneficially owns any shares of Common Stock except (i) Gary
S. Howard, who beneficially owns 800 shares of Common Stock and (ii) William R. Fitzgerald, who beneficially owns 400 shares of Common Stock.

         (b) LSAT beneficially owns 32,773,527 shares of Common Stock, but by virtue of it being a controlled subsidiary of Liberty (since Liberty owns 97.6% of the voting power of LSAT's outstanding capital stock, as disclosed in LSAT's Proxy Statement filed on October 11,

2002), it shares voting and dispositive power with respect to such shares of Common Stock with Liberty.

         Liberty has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, 165 shares of Common Stock beneficially owned by Liberty.

         (c) Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person, has effected any transaction in the Common Stock during the past 60 days."

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         The information contained in Item 7 of the Statement is hereby amended and supplemented to include the following information:

              Exhibit No.                              Exhibit
              -----------                              -------
                  7(k)                    Letter addressed to On Command
                                          Corporation from Liberty, dated March
                                          31, 2003 (incorporated by reference
                                          from Exhibit 99.1 to the Form 8-K
                                          filed by On Command with the SEC on
                                          April 4, 2003)

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.


Dated:  April 21, 2003
                                         LIBERTY MEDIA CORPORATION


                                         By:    /s/ Elizabeth M. Markowski
                                            ------------------------------------
                                         Name:  Elizabeth M. Markowski
                                         Title: Senior Vice President


Dated:  April 21, 2003
                                         LIBERTY SATELLITE & TECHNOLOGY, INC.


                                         By:    /s/ Kenneth G. Carroll
                                            ------------------------------------
                                         Name:  Kenneth G. Carroll
                                         Title: Acting President

         Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty are set forth below. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal businesses of the other entities listed below are as so listed. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation ("Liberty"), 12300 Liberty Boulevard, Englewood, Colorado 80112.

Name                                            Principal Occupation
----                                            --------------------
John C. Malone                                  Chairman of the Board and Director of Liberty

Robert R. Bennett                               President, Chief Executive Officer and Director of Liberty

Donne F. Fisher                                 Director of Liberty; President of Fisher Capital Partners Ltd.,
     Fisher Capital Partners, Ltd.              a venture capital partnership
     9781 Meridian Blvd., #200
     Englewood, CO  80112

Paul A. Gould                                   Director of Liberty; Managing Director of Allen & Company
     Allen & Company Incorporated               Incorporated, an investment banking services company, and
     711 5th Avenue, 8th Floor                  Director of On Command Corporation
     New York, NY  10022

Gary S. Howard                                  Executive Vice President, Chief Operating Officer and Director
                                                of Liberty; Chairman of the Board and Director of Liberty
                                                Satellite & Technology, Inc.; Chairman of the Board and Director
                                                of On Command Corporation

Jerome H. Kern                                  Director of Liberty; Consultant, Kern Consulting, LLC, a
     Kern Consulting LLC                        consulting company
     9033 East Easter Place
     Suite 205
     Centennial, CO  80112

David E. Rapley                                 Director of Liberty

Name                                            Principal Occupation
----                                            --------------------
Larry E. Romrell                                Director of Liberty

David J.A. Flowers                              Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski                          Senior Vice President of Liberty

Albert E. Rosenthaler                           Senior Vice President of Liberty

Christopher W. Shean                            Senior Vice President and Controller of Liberty

Charles Y. Tanabe                               Senior Vice President, General Counsel and Secretary of Liberty